Filed by C1 Financial, Inc.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: C1 Financial, Inc.

(Commission File No.: 001-36595)

On January 28, 2016, C1 Financial, Inc. (“C1 Financial”) issued a press release announcing the results of C1 Financial for the quarter ended December 31, 2015. The full text of the press release was furnished as Exhibit 99.1 to a Current Report on Form 8-K on January 28, 2016.  The portions of the press release that relate to the proposed merger between C1 Financial, Bank of the Ozarks, Inc., Bank of the Ozarks and C1 Bank, are furnished below.

“On November 9, 2015, C1 Financial and its wholly owned bank subsidiary, C1 Bank, entered into a definitive agreement and plan of merger (“Agreement”) with Bank of the Ozarks, Inc. (“OZRK”) and its wholly owned bank subsidiary, Bank of the Ozarks (“Ozarks Bank”), whereby, subject to the terms and conditions of the Agreement, OZRK will acquire C1 Financial and C1 Bank in an all-stock transaction valued at approximately $402.5 million, or approximately $25.00 per share of C1 Financial common stock, subject to potential adjustments as described in the Agreement. Upon the closing of the transaction, C1 Financial will merge into OZRK and C1 Bank will merge into Ozarks Bank, with each of OZRK and Ozarks Bank to continue as the surviving entity, respectively. Completion of the transaction is subject to certain closing conditions, including customary regulatory approvals and approval by C1 Financial shareholders and are described in the Agreement. Although there can be no assurance, the transaction is expected to close in the first half of 2016.”

“Net income for 4Q15 included after-tax merger related expenses of $2.6 million incurred pursuant to the Agreement with OZRK and $100 thousand income tax expense related to BOLI policies surrendered in 2015.”

“Noninterest expense totaled $15.7 million in 4Q15, $3.7 million more when compared to 3Q15. The increase was primarily due to higher salaries and employee benefits of $1.2 million (mainly driven by bonus expense) and pre-tax merger related expenses of $2.6 million pursuant to the Agreement with OZRK.

Our income tax expense was $2.6 million for 4Q15 and $3.2 million for 3Q15. The effective tax rate for 4Q15 was 64.9%, which reflected nondeductible merger related expenses relating to the Agreement with OZRK and $100 thousand income tax expense related to BOLI policies surrendered during 2015. The effective tax rate for 3Q15 was 39.3%.”

“Our efficiency ratio was 80.7% in 4Q15, higher than the 59.4% in 3Q15 primarily due to the increase in noninterest expenses (mainly driven by merger related expense).”

ADDITIONAL INFORMATION

This communication is being made in respect of the proposed merger transaction involving C1 Financial, Inc. (“C1”) and Bank of the Ozarks, Inc. (“OZRK”). This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. In connection with the proposed merger, OZRK has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 (Registration Statement No. 333-208877) that includes a prospectus of the Company and a proxy statement of C1. C1 and OZRK also plan to file other documents with the SEC regarding the proposed merger transaction and a definitive proxy statement/prospectus will be mailed to shareholders of C1. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The proxy statement/prospectus, as well as other filings containing information about C1 and OZRK will be available without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, when available, without charge, from C1’s website at https://www.c1bank.com (in the case of documents filed by C1) and on OZRK’s website at http://www.bankozarks.com under the Investor Relations tab (in the case of documents filed by OZRK).

C1 and OZRK, and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the shareholders of C1 in respect of the proposed merger transaction.   Certain information about the directors and executive officers of C1 is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 20, 2015, its proxy statement for its 2015 annual meeting of shareholders, which was filed with the SEC on March 10, 2015, and its Current Reports on Form 8-K, which were filed with the SEC on July 1, 2015 and September 14, 2015.  Certain information about the directors and executive officers of OZRK is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 27, 2015 its proxy statement for its 2015 annual meeting of shareholders, which was filed with the SEC on March 25, 2015, and its Current Report on Form 8-K, which was filed with the SEC on January 15, 2016. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the proxy statement/prospectus and other relevant documents filed with the SEC when they become available.

CAUTION ABOUT FORWARD-LOOKING STATEMENTS

This communication contains certain forward-looking information about C1 and OZRK that is intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are forward-looking statements. In some cases, you can identify forward-looking statements by words such as “may,” “hope,” “will,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “potential,” “continue,” “could,” “future” or the negative of those terms or other words of similar meaning. These forward-looking statements include, without limitation, statements relating to the terms and closing of the proposed transaction between C1 and OZRK, the proposed impact of the merger on OZRK’s financial results, including any expected increase in OZRK’s book value and tangible book value per common share and any expected increase in diluted earnings per common share, acceptance by C1’s customers of OZRK’s products and services, the opportunities to enhance market share in certain markets, market acceptance of OZRK generally in new markets, and the integration of C1’s operations. You should carefully read forward-looking statements, including statements that contain these words, because they discuss the future expectations or state other “forward-looking” information about C1 and OZRK. A number of important factors could cause actual results or events to differ materially from those indicated by such forward-looking statements, many of which are beyond the parties’ control, including the parties’ ability to consummate the transaction or satisfy the conditions to the completion of the transaction, including the receipt of shareholder approval, the receipt of regulatory approvals required for the transaction on the terms expected or on the anticipated schedule; the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction; the possibility that any of the anticipated benefits of the proposed merger will not be realized or will not be realized within the expected time period; the risk that integration of C1’s operations with those of OZRK will be materially delayed or will be more costly or difficult than expected; the failure of the proposed merger to close for any other reason; the effect of the announcement of the merger on customer relationships and operating results (including, without limitation, difficulties in maintaining relationships with employees or customers); dilution caused by OZRK’s issuance of additional shares of its common stock in connection with the merger; the possibility that the merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events; the diversion of management time on transaction related issues; general competitive, economic, political and market conditions and fluctuations; changes in the regulatory environment; changes in the economy affecting real estate values; C1’s ability to achieve loan and deposit growth; projected population and income growth in C1’s targeted market areas; volatility and direction of market interest rates and a weakening of the economy which could materially impact credit quality trends and the ability to generate loans; and the other factors described in described in C1’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and its most recent Quarterly Report on Form 10-Q filed with the SEC or OZRK’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and in its most recent Quarterly Report on Form 10-Q filed with the SEC. C1 and OZRK assume no obligation to update the information in this communication, except as otherwise required by law. Readers are cautioned not to place undue reliance on these forward-looking statements, all of which speak only as of the date hereof.